

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2022

Nicholas Dermatas
Chief Financial Officer
North Mountain Merger Corp.
767 Fifth Avenue, 9th Floor
New York, NY 10153

      Re: North Mountain Merger Corp.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 22, 2022
          File No. 001-39523

Dear Mr. Dermatas:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Exhibits 31.1 and 31.2

1.   We note that your certifications do not include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-K. Please file an amendment to your Form 10-K to include the correct certifications. In your amendment, you may include the cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the Section 302 certifications. Please ensure that the revised certifications refer to the Form 10-K/A and are currently dated. Refer to Question 246.13 of the Regulation S-K Compliance & Disclosure Interpretations. Also, we note that both the CEO and CFO signed the certifications as the Principal Financial Officer and Principal Accounting Officer. Please revise as necessary.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Raphael N. Russo